Mail Stop 4561
via fax (952) 487-9510

December 3, 2009

Peter Goepfrich
Chief Financial Officer
Vital Images, Inc.
5850 Opus Parkway, Suite 300
Minnetonka, MN 55343

> **Re: Vital Images, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-22229**

Dear Mr. Goepfrich:

We have reviewed your response letter dated November 13, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 29, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

General

1.   We note your response to prior comment 2; however, we are unable to concur with your assertion that the material terms of the Marketing and Distribution Agreement and the Development Agreement with Toshiba—agreements on which the company depends for a material portion of its revenues—need not be described in the business section. On the contrary, we view a discussion of the material terms of the agreements on which the company is substantially dependent to be necessary to an understanding of the contractual <u>relationship</u> between the company and Toshiba, as required by Item 101(c)(1)(vii) of Regulation S-K. Thus it is appropriate to disclose, consistent with your response

to our comment, that the Marketing and Distribution Agreement ensures a minimum amount of purchases to the company from Toshiba but that these minimum purchase obligations have not been triggered to date and you do not expect these provisions to be triggered in the future. Similarly, a discussion of the material terms regarding the funding of a portion of your technology development costs under the Technology Development Agreement is also warranted. Please also disclose the termination date of the Development Agreement.

Item 8. Financial Statements and Supplementary Data

Revenue Recognition, page 48

2.   We note your response to prior comment number 5. Please tell us more about the subscription licenses. Describe the nature of the subscription licenses, the services you provide under these licenses, and the respective periods underlying the licenses. Refer to the respective authoritative guidance to support your accounting. As part of your response, tell us more about your income statement allocation methodology for these arrangements.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief